             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G


   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (Amendment No. 7)


                Chris-Craft Industries, Inc.
                      (Name of Issuer)


   $1.40 Cumulative Convertible Preferred Stock, par value
  $1.00 per share; Class B Common Stock, par value $.50 per
      share; and Common Stock, par value $.50 per share
               (Title of Class of Securities)


         170520-30-8; 170520-50-6;  and  170520-10-0
                       (CUSIP Number)

               _______________________________

Check the following box if a fee is being paid with this statement [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


               (Continued on following pages)

CUSIP No. 170520-30-8,        13G            Page 2 of 6
Pages
          170520-50-6, and
          170520-10-0

1)  Name of Reporting Person:  Evan C Thompson
    SS or IRS Identification No. of Above Person:

          S.S. No. ###-##-####

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)

(a)  /    /

(b)  /    /

3)  SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

Number of      5)   Sole Voting Power:  522,395 shares of
Shares              Class B Common Stock, and 1,088,596
Benefically         of Common Stock
Owned          6)   Shared Voting Power:  None
by Each        7)   Sole Dispositive Power:  130 shares
Reporting           of $1.40 Convertible Preferred Stock,
Person              633,667 shares of Class B Common Stock,
                    and 1,262,990 shares of Common Stock
 8)  Shared Dispositive Power:  None

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   130 shares of $1.40 Convertible Preferred
               Stock, 633,667 shares of Class B Common
               Stock, and 1,262,990 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
          Less than 1% of $1.40 Convertible Preferred Stock,
          8.6% of Class B Common Stock and 6.1% of Common
          Stock

12)  Type of Reporting Person (See Instructions):
          IN

Item 1(a).     Name of Issuer:
                 Chris-Craft Industries, Inc. ("Chris-
               Craft")

Item 1(b).     Address of Issuer's Principal Executive
Offices:
                 767 Fifth Avenue
                 New York, New York 10153

Item 2(a).     Name of Person Filing:
                 Evan C Thompson

Item 2(b). Address of Principal Business Office or, if none,
               Residence:
                 United Television, Inc.
                 8501 Wilshire Boulevard
                 Suite 340
                 Beverly Hills, California 90211

Item 2(c).     Citizenship:
                 United States of America

Item 2(d).     Title of Class of Securities:

                              I

               Convertible Preferred Stock, $1.40 cumulative dividend, $1.00 par value, each share held on November 10, 1986 and either not subsequently transferred or transferred to a "Permitted Transferee" currently convertible into
               19.47587 shares of Class B Common Stock and
               9.73794 shares of Common Stock and each other share of $1.40 Convertible Preferred Stock currently convertible into 29.21381 shares of Common Stock ("$1.40 Convertible Preferred Stock")

                             II

               Class B Common Stock, $.50 par value, each share convertible into one share of Common
               Stock ("Class B Common Stock")

                             III

               Common Stock, $.50 par value ("Common Stock")

Item 2(e).     CUSIP Number:

               I ($1.40 Convertible Preferred Stock) --
                    170520-30-8

               II (Class B Common Stock) -- 170520-50-6

               III (Common Stock) -- 170520-10-0

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.

Item 4.   Ownership.

                                  I            II        III

                              $1.40 Con-
                              vertible       Class B
                              Preferred      Common     Common
                               Stock         Stock      Stock
(a)  Amount Beneficially
     Owned (1):                 130         633,667      1,262,990(2)

(b)  Percent of Class
     (outstanding at
     December 31, 1993) (3):     *             8.6%        6.1%

(c)  Number of shares as
     to which such person
     has:

     (i)  sole power to
          vote or to direct
          the vote              --           522,395    1,088,596

    (ii)  shared power to
          vote or to direct
          the vote              --             --           --

   (iii)  sole power to dis-
          pose or to direct
          the disposition of    130          633,667    1,262,990

    (iv)  shared power to
          dispose or to di-
          rect the disposi-
          tion of               --             --           --

_________________________
*    Less than 1%.

(1) $1.40 Convertible Preferred Stock amount includes 130 shares vested at December 31, 1993 in the Chris-Craft Employees' Stock Purchase Plan. Class B Common Stock amount includes 108,741 shares so vested, and 2,531 shares issuable upon conversion of $1.40 Convertible Preferred Stock so vested. Common Stock amount includes 61,857 shares of Common Stock so vested, 108,741 issuable upon conversion of Class B Common Stock so vested, and 3,796 shares issuable upon conversion of (i) $1.40 Convertible Preferred Stock so vested and (ii) Class B Common Stock issuable upon conversion of such $1.40 Convertible Preferred Stock.

(2) Includes 259,368 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1993 and 634,932 shares issuable upon conversion of (i) $1.40
     Convertible Preferred Stock and (ii) Class B Common Stock, including Class B Common Stock issuable upon conversion of $1.40 Convertible Preferred Stock.

(3) Class B Common Stock percentage computed on basis of number of shares of Class B Common Stock outstanding at December 31, 1993 plus those issuable upon conversion of $1.40 Convertible Preferred Stock shown in Column I. Common Stock percentage computed on basis of number of shares of Common Stock outstanding at December 31, 1993 plus those issuable upon (i) conversion of $1.40 Convertible Preferred Stock shown in Column I, (ii) conversion of Class B Common Stock shown in Column II, and (iii) exercise of stock options referred to in Note (2).

Item 5.   Ownership of Five Percent or Less of a Class.
          Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.
          Inapplicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.
          Inapplicable.

Item 8.   Identification and Classification of Members of the
          Group.
          Inapplicable.

Item 9.   Notice of Dissolution of Group.
          Inapplicable.

Item 10.  Certification.
          Inapplicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 1994



/s/ Evan C Thompson
     Signature



Evan C Thompson
     Name/Title